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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 1)*

                                  FVC.COM, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   30266P-10-0
                                 (CUSIP NUMBER)

William D. Savoy                                        Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                            Irell & Manella LLP
110-110th Avenue N.E., Suite 550                        1800 Avenue of the Stars
Bellevue, WA  98004                                     Suite 900
(206) 453-1940                                          Los Angeles, CA  90067
                                                        (310) 277-1010

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 8, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         CUSIP NO. 30266P-10-0                   13D           Page 2 of 9
                                                               Pages
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Vulcan Ventures Incorporated
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)
                                                                    (b)
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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS*

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington

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                        7.       SOLE VOTING POWER

                                 -0- SHARES
NUMBER OF
                        --------------------------------------------------------
SHARES                  8.       SHARED VOTING POWER

BENEFICIALLY                     4,475,125 SHARES (1)

OWNED BY               ---------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER
EACH
                                 -0- SHARES
REPORTING
                       ---------------------------------------------------------
PERSON WITH            10.       SHARED DISPOSITIVE POWER

                                 4,475,125 SHARES (1)

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,475,125 SHARES (1)

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        CUSIP NO. 30266P-10-0                    13D           Page 3 of 9
                                                               Pages
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.8%

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14.      TYPE OF REPORTING PERSON*

         CO

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(1)      These shares are directly owned by Vulcan Ventures Incorporated. Paul
         G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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         CUSIP NO. 30266P-10-0                   13D           Page 4 of 9
                                                               Pages
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a)
                                                                   (b)
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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS*

         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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                        7.       SOLE VOTING POWER

                                 -0- SHARES
NUMBER OF
                        --------------------------------------------------------
SHARES                  8.       SHARED VOTING POWER

BENEFICIALLY                     4,475,125 SHARES (1)

OWNED BY                --------------------------------------------------------
                        9.       SOLE DISPOSITIVE SHARES
EACH
                                 -0- SHARES
REPORTING
                       ---------------------------------------------------------
PERSON WITH            10.       SHARED DISPOSITIVE POWER

                                 4,475,125 SHARES (1)

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,475,125 SHARES (1)

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         CUSIP NO. 30266P-10-0                   13D           Page 5 of 9
                                                               Pages
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.8%

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14.      TYPE OF REPORTING PERSON*

         IN

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(1)      These shares are directly owned by Vulcan Ventures Incorporated. Paul
         G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.


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                                  SCHEDULE 13D

         This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), and Paul G. Allen, the Chairman and sole shareholder of Vulcan Ventures, constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on June 19, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, $.0001 par value per share, of FVC.COM, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         (a) On June 8, 2000, the sale of 27,437 shares of the Preferred Stock and the Warrant by the Issuer to Vulcan Ventures pursuant to the Stock Purchase Agreement was consummated. Vulcan Ventures and Mr. Allen each beneficially owns 4,475,125 shares of the Issuer's Common Stock (assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock and immediate exercise of the Warrant).

         Vulcan Ventures' and Mr. Allen's stockholdings (assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock and immediate exercise of the Warrant) represent approximately 20.8% of the shares of the Issuer's Common Stock outstanding.

         William D. Savoy, President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc., beneficially owns 90,000 shares of the Issuer's Common Stock, representing approximately 0.52% of the shares of the Issuer's Common Stock outstanding.

         All of the percentages set forth in this Item 5 (a) are based upon 17,234,325 shares of the Issuer's Common Stock outstanding as of May 30, 2000.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

         (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with the respect to the 4,475,125 shares of Common Stock beneficially owned by Vulcan Ventures. Mr. Savoy has sole voting and dispositive power with respect to the shares of the Issuer's Common Stock that he owns.

         (c) Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

         (d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen or by Mr. Savoy.

         (e)    Not applicable.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT    DESCRIPTION
         -------    -----------

          99.1      Joint Filing Statement (incorporated by reference to the
                    Schedule 13D of Vulcan Ventures Incorporated and Paul G. Allen filed June 19, 2000 with respect to the Issuer's securities).


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                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2000                   VULCAN VENTURES
                                       INCORPORATED

                                       By: /s/    WILLIAM D. SAVOY
                                           ---------------------------------
                                           Name:  William D. Savoy
                                           Title: President

Dated:  July 7, 2000                                  *
                                          ----------------------------------
                                           Paul G. Allen



                                       *By: /s/    WILLIAM D. SAVOY
                                            --------------------------------
                                       William D. Savoy as Attorney-in-Fact for
                                       Paul G. Allen pursuant to a Power of
                                       Attorney filed on August 30, 1999, with
                                       the Schedule 13G of Vulcan Ventures
                                       Incorporated and Paul G. Allen for
                                       Pathogenesis, Inc. and incorporated
                                       herein by reference.


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                                 EXHIBIT INDEX

       EXHIBIT     DESCRIPTION
       -------     -----------

        99.1       Joint Filing Agreement (incorporated by reference to the
                   Schedule 13D of Vulcan Ventures Incorporated and Paul G. Allen filed June 19, 2000 with respect to the Issuer's securities).


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